Qiao Xing Universal Telephone, Inc. Reports Improved Operational Performance for 2003

Huizhou, China — June 30, 2004 — Qiao Xing Universal Telephone, Inc. (NASDAQ: XING) today announced its results for fiscal year 2003. The Company recorded revenue of US$222 million, a 234% increase compared to US$66.4 million for 2002. Gross profits reached US$30.8 million, versus US$2.6 million for the previous year, while gross profit margin increased to 13.9% from 4.0%.

The total revenue recorded included sales of mobile phones of US$204 million and sales of indoor phones of US$18 million, and gross profit contributed by mobile phones and indoor phones was US$29 million and US$1.8 million respectively. While the gross profit margin of mobile phones increased slightly from 13.4% to 14.2%, the indoor phones achieved a significant improvement from a gross loss margin of 11.3% to a gross profit margin of 9.8% in 2003.

Apart from the selling, general and administrative and the R+D expenses that totaled US$18 million, the Company also recorded various operating expenses of a special nature. They included US$4.1 million for the write-off of in-process research and development, US$5.1 million for amortization of other acquired intangible assets in connection to the acquisition of CECT in 2003 and US$3.2 million for stock-based compensation relating to certain option repricings in 2002. The write-off of the in-process research and development was of a one-time and nonrecurring nature, and was necessary as it is a GAAP requirement that such an item be expensed in the first year of acquisition. The aforementioned expenses of a special nature did not involve any outflow of cash.

Mr. WU Ruilin, Chairman of XING, said, “The rationalizing of our operation at the end of 2002 and acquisition of CECT on February 8, 2003 have benefited the Company and led to a better operational performance. Concentrating on the mobile phone business and the R+D and distribution of value added fixed line telephones has proven to be a wise move as evidenced by the higher gross profit margin achieved. If not for the various operating expenses of a special nature, our income from operations would have reached US$12.8 million and income before tax US$11.8 million.”

“Although the mobile phone market in China is very competitive, we are confident that our operational performance can further improve with the implementation of our strategic plans for our mobile phones business. Looking ahead, we shall continue to look for further opportunities to enhance growth for the company.” Mr. WU added.

The Consolidated Statements of Operations and Comprehensive (Loss) Income for the Years Ended December 31, 2002 and 2003 are presented as follows:

	2002	2003
	US$'000	US$'000
Net Sales	66,421	222,025
Cost of goods sold	(63,786)	(191,267)

Gross profit	2,635	30,758
Operating expenses :
Selling expenses	(638)	(10,927)
General and administrative expenses	(8,241)	(6,539)
Research and development	(54)	(533)
In process research and development	—	(4,057)
Amortization of acquired intangible assets	—	(5,098)
Stock-based compensation	—	(3,254)
Impairment loss on
-Land use rights	—	—
-Property, machinery and equipment	—	—

(Loss) Income from operations	(6,298)	350
Interest income	129	368
Exchange loss, net	—	—
Interest expenses :
-Amortization of debt issuance costs	—	—
-Amortization of discount on convertible debentures	—	—
-Other loan	(2,158)	(2,294)
Gain on sale of a subsidiary	9,547	—
Other (expenses) income, net	15	935

(Loss) Income before income tax	1,235	(641)
Reversal of prior years accrual of income tax	—	—

(Loss) Income before minority interests	1,235	(641)
Minority interests	754	(1,115)
Equity in earnings of an affiliate		822

Net (Loss) Income	1,989	(934)
Other comprehensive income (loss) — translation adjustments	(7)	(90)

Comprehensive (loss) income	1,982)	(1,024)

About Qiao Xing Universal Telephone, Inc.

In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit www.cosun-xing.com.

Forward-looking statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source: Qiao Xing Universal Telephone, Inc.

For more information on Qiao Xing Universal Telephone, Inc., please contact:

Rick Xiao of Qiao Xing Universal Telephone, Inc.
Email: rickxiao@qiaoxing.com
Tel: 86-752 — 2820268